Faegre Drinker Biddle & Reath LLP

1500 K Street, N.W., Ste. 1100

Washington, DC 20005, USA

www.faegredrinker.com

May 8, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anu Dubey

Re:	Privacore PCAAM Alternative Growth Fund (the “Fund”)
File Nos. 811-23960; 333-285134

Dear Ms. Dubey,

The following responds to the Staff’s disclosure comments provided via telephone on May 1, 2025 and May 7, 2025 in connection with your review of the registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (“1940 Act”), and the Securities Act of 1933, as amended (“Securities Act”), on February 21, 2025.

The Fund will make the changes to its disclosure discussed below in a pre-effective amendment to the Fund’s Registration Statement (the “Amended Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow the Staff’s comments. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.	Comment: The prospectus refers to one or more “closed-end private funds.” Please delete the term “closed-end” appearing before “private fund” or explain why it is necessary to include.

Response: The requested change has been made in the Amended Registration Statement.

2.	Comment: In the discussion of Repurchase Procedures, add the following two sentences at the end of the paragraph that begins “In accordance with the terms and conditions of the Declaration of Trust:”

These circumstances may include, for example, where due to the death of a shareholder, Shares have transferred by operation of law to a transferee who does not satisfy the Fund’s investor eligibility requirements. Any such mandatory repurchase of the Shares will be effected in accordance with Section 23(c) of the 1940 Act and the conditions thereunder.

Response: The requested change has been made in the Amended Registration Statement.

3.	Comment: Please identify the chief accounting officer or comptroller. See Section 6(a) of Securities Act.

Response: The Amended Registration Statement will indicate that the principal financial officer of the Fund is also the chief accounting officer of the Fund.

4.	Comment: With respect to Staff comment 21 in the response letter filed on April 30, 2025, the Fund confirmed that FINRA will review the distribution terms of this offering, and it has received no objection letter prior from FINRA. Please confirm that FINRA has reviewed the distribution terms of the offering and provided a no objection letter to Fund.

Response: The Fund has reconsidered its response to comment 21. Pursuant to FINRA Rule 5110(h)(2)(L), the Fund is exempt from the requirement to file its public offering documents and information for review with FINRA. Rule 5110(h)(2)(L) exempts offerings of securities by a “closed-end” investment company as defined in Section 5(a)(2) of the Investment Company Act that is operated as a tender offer fund, provided that the fund:

i.	makes continuous offerings pursuant to Securities Act Rule 415;
ii.	prices its securities at least quarterly;
iii.	limits the total amount of compensation paid to participating members to the amount permitted by the sales charge limitations of Rule 2341, in which case the underwriting compensation provisions of Rule 5110 will not apply;
iv.	makes at least two repurchase offers per calendar year for its securities pursuant to SEA Rule 13e-4 and Schedule TO under the Exchange Act; and
v.	does not list its securities on a national securities exchange.

The Fund’s proposed public offering meets the conditions of the Rule 5110(h)(2)(L) exemption.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (202) 230-5218.

Sincerely,

/s/ Gwendolyn A. Williamson
Gwendolyn A. Williamson